NEWS RELEASE

BROOKFIELD PROPERTIES REPORTS SECOND QUARTER 2010 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, July 30, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended June 30, 2010 was $154 million or $0.28 per diluted share.

Funds from operations (“FFO”) was $209 million or $0.40 per diluted share for the three months ended June 30, 2010, compared with $123 million or $0.32 per diluted share during the same period in 2009.  The results include a realized gain of $53 million, or $0.10 per diluted share, related to an investment return.

Commercial property net operating income for the second quarter of 2010 was $180 million, compared with $162 million during the second quarter of 2009. Residential property net operating income for the second quarter of 2010 was $33 million, compared with $13 million during the second quarter of 2009.

Brookfield’s managed portfolio occupancy rate finished the quarter at 94.8%, consistent with the previous quarter.

HIGHLIGHTS OF THE SECOND QUARTER

Leased 1.3 million square feet of space at an average net rent of $26 per square foot, which represents an 8% improvement versus the average expiring net rent of $24 per square foot on this space in the quarter. Renewals represent 66% of the total with new leases representing the remainder. Highlights include:

Toronto – 489,000 square feet
•	A five-year, 107,000-square-foot lease renewal with Aird & Berlis LLP at Bay Wellington Tower
•	A 10-year 67,000-square-foot lease renewal with Lang Michener LLP at Bay Wellington Tower
•	A new 10-year, 50,000-square-foot lease with Gluskin Sheff & Associates Inc. at Bay Adelaide Centre

Calgary – 299,000 square feet
•	A 12-year, 290,000-square-foot lease renewal with Canadian Natural Resources at Bankers Hall

Los Angeles – 223,000 square feet
•	A 12-year, 147,000-square-foot lease renewal with USC’s Information Sciences Institute at Marina Towers

New York – 100,000 square feet
•	A 10-year, 55,000-square-foot expansion with the Securities & Exchange Commission at Three World Financial Center

Recorded an investment gain of $53 million from repayment of a loan purchased at a discount and secured by the equity in a portfolio of office properties in the Washington, DC area. The company, together with institutional clients, owned a 51% interest in the loan.

Reduced 2011 debt exposure by entering into an agreement to receive the net benefit from Brookfield Asset Management’s acquisition at a discount-to-face-value of $570 million mezzanine debt of the U.S. Office Fund. As a result, the company has pre-funded the bulk of the equity deleveraging required to refinance this portfolio, and the company intends to refinance the properties on a more conventional basis over the next 12 months. The properties in this portfolio have performed well over the past four years and while capitalization rates have increased since purchase, cash flows have grown substantially. With the two largely offsetting each other, and with the recent mezzanine debt repurchases being turned into a future equity investment in the Fund, this should ensure that investment grade financing can be secured.

Acquired remaining 50% ownership interest in 77 K Street, Washington, DC. Brookfield purchased the remaining equity interest from its 50% partner in the venture for $38.6 million or $237 per square foot.  In addition, the company renewed a $93.5 million loan on the asset to May 2013.

Elected a new director, Michael Hegarty. The company extends its sincere appreciation to Dr. Roderick Fraser who is leaving the board after five years of service.

Announced management changes. Steve Douglas has resigned as President of Brookfield Properties to become the Chief Financial Officer of General Growth Properties. Brookfield Properties Chief Executive Officer Ric Clark is re-assuming the title of President and Chief Executive Officer. Tom Farley is relinquishing the title of President of Canadian Commercial Operations, remaining CEO, to work with Ric Clark on certain global initiatives. Jan Sucharda, previously Chief Operating Officer of Canadian Commercial Operations, has been named President and Chief Operating Officer of Canadian Commercial Operations.

OUTLOOK

“With solid first half results, noticeable improvement in leasing activity especially in New York and Washington, DC, the progress that we have made toward the deleveraging and refinancing of our US Office Fund debt which matures in 2011, and with a 15-million-square-foot development pipeline, Brookfield Properties remains well-positioned to ride out the balance of the global economic downturn and to capitalize on its recovery,” stated Ric Clark, CEO of Brookfield Properties Corporation.

*  *  *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Properties defines FFO attributable to common shareholders as income before fair value adjustments, depreciation, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from unconsolidated joint ventures and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on September 30, 2010 to shareholders of record at the close of business on September 1, 2010.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L and N preferred shares were also declared payable on September 30, 2010 to shareholders of record at the close of business on September 15, 2010.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2010 second quarter results on Friday, July 30, 2010 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, Chief Executive Officer; and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 877.409.7635, pass code 85395681, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com. A replay of this call can be accessed through August 30, 2010 by dialing 800.642.1687, pass code 85395681. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on July 30, 2010 at www.brookfieldproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current managed portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Boston, Washington, DC, Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET
(US Millions, except per share amounts)	June 30, 2010	December 31, 2009(1)

Assets
Investment properties
Commercial properties	$9,659	$9,513
Commercial developments	443	469
Equity accounted investments(2)	2,160	1,851
Residential developments	1,220	1,235
Receivables and other	2,116	1,924
Restricted cash and cash equivalents	37	39
Cash and cash equivalents	127	104
Assets held for sale(3)	315	311
	$16,077	$15,446

Liabilities and equity
Commercial property debt	$5,151	$5,151
Residential development debt	328	177
Accounts payable and other liabilities	693	764
Deferred income tax liability	513	516
Liabilities related to assets held for sale(4)	158	174
Capital securities – corporate	1,001	1,009
Non-controlling interests – fund subsidiaries	345	305
Non-controlling interests – other subsidiaries	255	169
Preferred equity – subsidiaries	359	363
Preferred equity – corporate	561	304
Common equity	6,713	6,514
	$16,077	$15,446
Book value per common share	$13.37	$12.99
Book value per common share – pre-tax	$14.36	$13.99

(1)	Restated for adoption of IFRS

(2)	Includes the company’s investment in the U.S. Office Fund as well as other properties and entities held through joint ventures and associates

(3)	Comprises $313 million of commercial properties and $2 million of other assets at June 30, 2010 (December 31, 2009 -- $307 million and $4 million, respectively)

(4)	Comprises $149 million of commercial property debt and $9 million of other liabilities at June 30, 2010 (December 31, 2009 -- $156 million and $18 million, respectively)

CONSOLIDATED STATEMENT OF INCOME
	Three months ended June 30			Six months ended June 30
	IFRS		CGAAP As reported	IFRS		CGAAP As reported
(US Millions)	2010	2009(1)	2009	2010	2009(1)	2009
Total revenue	$446	$347	$619	$838	$657	$1,203
Net operating income
Commercial operations	180	162	332	351	315	654
Residential operations	33	13	13	48	19	19
	213	175	345	399	334	673
Interest and other income	16	17	14	34	24	23
	229	192	359	433	358	696
Expenses
Interest
Commercial property debt	76	74	132	147	146	261
Capital securities – corporate	15	14	14	29	26	26
Capital securities – fund subsidiaries	–	–	–	–	–	(6)
General and administrative	31	27	26	59	54	52
Depreciation	4	3	120	7	6	246
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	103	74	67	191	126	117
Fair value and other gains (losses)	(54)	(82)	(49)	12	(468)	(49)
Share of net earnings (losses) from equity accounted investments(2)	148	(405)	–	298	(714)	–
Income (loss) before income tax expense	197	(413)	116	501	(1,056)	166
Income tax expense (benefit)	29	7	51	60	(27)	57
Net income (loss) from continuing operations	168	(420)	65	441	(1,029)	109
Income from discontinued operations	6	3	4	10	6	8
Net income (loss) for the period	$174	$(417)	$69	$451	$(1,023)	$117
Non-controlling interests	20	(21)	9	45	(22)	19
Net income (loss) attributable to common shareholders	$154	$(396)	$60	$406	$(1,001)	$98

(1)	Restated for adoption of IFRS

(2)
Includes fair value gains of $85 million and $178 million, respectively,  for the three and six months ended June 30, 2010 and losses of ($464) million and ($823) million, respectively,  for the three and six months ended June 30, 2009

	Three months ended June 30		Six months ended June 30
(US Dollars)	2010	2009(1)	2010	2009(1)
Earnings (loss) per share attributable to common shareholders – basic
Continuing operations	$0.28	$(1.02)	$0.75	$(2.58)
Discontinued operations	0.01	0.01	0.02	0.02
	$0.29	$(1.01)	$0.77	(2.56)

(1)	Restated for adoption of IFRS

	Three months ended June 30		Six months ended June 30
(US Dollars)	2010	2009(1)	2010	2009(1)
Earnings (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.27	$(1.02)	$0.70	$(2.58)
Discontinued operations	0.01	0.01	0.02	0.02
	$0.28	$(1.01)	$0.72	(2.56)

(1)	Restated for adoption of IFRS

RECONCILATION TO FUNDS FROM OPERATIONS
	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2010	2009(1)	2010	2009(1)
Net income (loss) attributable to common shareholders	$154	$(396)	$406	$(1,001)
Add (deduct) non-cash and certain other items:
Fair value and other gains (losses)	54	82	(12)	468
Fair value adjustments in earnings from equity accounted investments	(85)	464	(178)	823
Non-controlling interests in above items	9	(32)	21	(35)
Income taxes	29	7	60	(27)
Fair value adjustments on discontinued operations	(2)	—	(2)	—
Realized gain on investment	53	—	53	—
Cash payments under interest rate swap contracts(2)	(3)	(2)	(6)	(3)
Funds from operations	$209	$123	$342	$225
Preferred share dividends	(8)	—	(17)	(1)
FFO to common shareholders	$201	$123	$325	$224
Weighted average common shares outstanding	506.6	391.6	506.0	391.4
Funds from operations per common share	$0.40	$0.32	$0.65	$0.58

(1)	Restated for adoption of IFRS

(2)	Represents payments pursuant to $1 billion of floating rate debt that has been swapped to fixed rate at an average of 1.38%

COMMERCIAL PROPERTY NET OPERATING INCOME
	Three months ended June 30		Six months ended June 30
(US Millions)	2010	2009(1)	2010	2009(1)
Revenue from continuing operations(2)	$296	$269	$587	$533
Operating expenses	(116)	(107)	(236)	(218)
Net operating income	$180	$162	$351	$315

(1)	Restated for adoption of IFRS

(2)	Including fee income

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME
	Three months ended June 30		Six months ended June 30
(US Millions)	2010	2009	2010	2009
Revenue	$136	$70	$226	$111
Operating expenses	(103)	(57)	(178)	(92)
Net operating income	$33	$13	$48	$19

DISCONTINUED OPERATIONS(1)
	Three months ended June 30		Six months ended June 30
(US Millions)	2010	2009	2010	2009
Revenue from discontinued operations	$14	$13	$28	$26
Operating expenses	(7)	(7)	(14)	(14)
Net operating income from discontinued operations	7	6	14	12
Interest expense	(3)	(3)	(6)	(6)
Funds from discontinued operations	$4	$3	$8	$6
Fair value gains (losses)	2	—	2	—
Discontinued operations	$6	$3	$10	$6

(1)	Includes four properties held for sale in Minneapolis